[Letterhead of Innovative Designs, Inc.]

February 10, 2010

U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Innovative Designs, Inc.
       Commission File Number 000-51791
        Amended Form 10-K/A-2

Dear Madam or Sir:

On behalf of Innovative Designs, Inc. (the “Company”), I enclose for filing an amended Annual Report on Form 10-K for the fiscal year ended December 31, 2008, (the “Amended 10-K/A-2”).

The Amended 10-K/A-2 is being filed in response to comments contained in a letter from the staff dated January 29, 2010, (the “Comment Letter”).  For the convenience of the staff, I have inserted below the staff comments by number and our response follows each comment.  Unless otherwise indicated, all of the comments have been complied with.

Comment 1.

Exhibit 23-Consent of Independent Registered Public Accounting Firm

We note the consent provided with your amended Form 10-K is dated January 27, 2009.  Since there were significant changes to the notes to your financial statements, please amend your Form 10-K to file a current consent.

Response.  The comment has been complied with by the filing of a new exhibit 23 containing a current consent.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

U. S. Securities and Exchange Commission
Page Two

I hope that the responses are in compliance with the Comment Letter.  If you have any questions regarding the above, please contact me.

Very Truly Yours,

/s/ Joseph Riccelli
Joseph Riccelli, Chief Executive Officer

Enclosures